UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 19

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands / Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,699,871
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,699,871
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 19

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 19

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,827
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,827
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,827
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 19

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,490
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,490
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 19

1.	Name of Reporting Persons. LKCM Headwater Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 592,326
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 592,326
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 19

1.	Name of Reporting Persons. LKCM Headwater II Sidecar Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 8 of 19

1.	Name of Reporting Persons. LKCM Headwater Investments III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 9 of 19

1.	Name of Reporting Persons. 301 HW Opus Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 10 of 19

1.	Name of Reporting Persons. LKCM TE Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,300,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,300,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 11 of 19

1.	Name of Reporting Persons. Headwater Lawson Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,761,494
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,761,494
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,761,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 520776105	Page 12 of 19

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,643,508
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,643,508
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,643,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 75.4%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 13 of 19

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,643,508
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,643,508
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,643,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 75.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 14 of 19

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,398,056
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,398,056
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,398,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 74.1%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 23 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Lawson Products, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 3. Source and Amount of Funds or Other Consideration

The information provided by the Reporting Persons in response to Item 4 is hereby incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

TestEquity Merger

On April 1, 2022, TestEquity Investors, TestEquity Sub, the Issuer, and Tide Sub consummated the transactions contemplated by the TestEquity Merger Agreement. Pursuant to the terms and provisions of the TestEquity Merger Agreement, the Issuer issued TestEquity Investors 3,300,000 shares of Common Stock at the closing of the transactions contemplated by the TestEquity Merger Agreement. Under the terms of the TestEquity Merger Agreement, TestEquity Investors will be eligible to receive an additional 700,000 shares of Common Stock upon satisfaction of certain conditions set forth in the TestEquity Merger Agreement. The foregoing description of the TestEquity Merger Agreement and the TestEquity Merger is qualified in its entirety by reference to the terms and provisions of the TestEquity Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D.

Gexpro Services Merger

On April 1, 2022, Gexpro Investors, Gexpro Sub, the Issuer, and Gulf Sub consummated the transactions contemplated by the Gexpro Merger Agreement. Pursuant to the terms and provisions of the Gexpro Merger Agreement, the Issuer issued Gexpro Investors 7,000,000 shares of Common Stock at the closing of the transactions contemplated by the Gexpro Merger Agreement. Under the terms of the Gexpro Merger Agreement, Gexpro Investors will be eligible to receive an additional 1,000,000 shares of Common Stock upon satisfaction of certain conditions set forth in the Gexpro Merger Agreement. The foregoing description of the Gexpro Merger Agreement and the Gexpro Merger is qualified in its entirety by reference to the terms and provisions of the Gexpro Merger Agreement, which is filed as Exhibit 2 to this Schedule 13D.

Registration Rights Agreement

On April 1, 2022, in connection with the consummation of the Mergers, the Issuer, TestEquity Investors, and Gexpro Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to register for resale, subject to the terms and conditions set forth therein, Registrable Securities (as defined in the Registration Rights Agreement) held by TestEquity Investors and Gexpro Investors. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the terms and provisions of the Registration Rights Agreement, which is filed as Exhibit 3 to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of April 1, 2022, the Reporting Persons may be deemed to beneficially own 14,643,508 shares of Common Stock (which represents approximately 75.4% of the outstanding Common Stock based upon information obtained from the Issuer).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	1,699,871	0	1,699,871	0
LIP	250,000	0	250,000	0
HW2	592,326	0	592,326	0
Sidecar	0	0	0	0
HWLI	1,761,494	0	1,761,494	0
HW3	0	0	0	0
Gexpro Investors	7,000,000	0	7,000,000	0
TestEquity Investors	3,300,000	0	3,300,000	0
Micro	26,827	0	26,827	0
Core	10,490	0	10,490	0
LKCM	14,643,508	0	14,643,508	0
J. Luther King, Jr.	14,643,508	0	14,643,508	0
J. Bryan King	14,398,056	0	14,398,056	0

(c) The information provided by the Reporting Persons in response to Item 4 is hereby incorporated by reference in response to this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided by the Reporting Persons in response to Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of December 29, 2021, by and among LKCM TE Investors, LLC, TestEquity Acquisition, LLC, the Issuer and Tide Sub, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on January 4, 2022)

Exhibit 2	Agreement and Plan of Merger, dated as of December 29, 2021, by and among 301 HW Opus Investors, LLC, 301 HW Opus Holdings, Inc., the Issuer and Gulf Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed with the SEC on January 4, 2022)

Exhibit 4	Registration Rights Agreement, dated as of April 1, 2022, by and between Issuer, TestEquity Investors and Gexpro Investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 4, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2022

LKCM Private Discipline Master Fund, SPC

	By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

	By:	LKCM Alternative Management, LLC, its general partner

	By:	/s/ J. Bryan King
J. Bryan King, President

PDLP Lawson, LLC

	By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

	By:	LKCM Investment Partnership GP, LLC, its general partner

	By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Headwater Investments II, L.P.

	By:	LKCM Headwater Investments II GP, L.P., its general partner

	By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Headwater II Sidecar Partnership, L.P.

	By:	LKCM Headwater II Sidecar Partnership GP, L.P., its general partner

	By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Headwater Investments III, L.P.

By:	LKCM Headwater Investments III GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

301 HW Opus Investors, LLC

By:	/s/ Jacob D. Smith
Jacob D. Smith, Vice President

LKCM TE Investors, LLC

By:	/s/ Jacob D. Smith
Jacob D. Smith, Vice President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Headwater Lawson Investors, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.